Schering AG: new stock option program for top executives and key managers

Berlin, Germany, May 28, 2001: For the third time, Schering AG
FSE: SCH, NYSE: SHR) is offering stock options to individually selected executives and managers worldwide as an attractive remuneration component. The Schering Long Term Incentive Plan (LTI) 2001 is for the members of the Executive Board, as well as selected top executives and key managers working for the Schering Group in over 40 countries.
With a total of 660 people participating, the target group will be more than double that of the last program.

Dr Hubertus Erlen, Chairman of the Board of Management, said: "The LTI 2001 stock option plan gives executives and managers worldwide an additional performance incentive and a growing stake in business success. We are also using the offer of stock options as a successful instrument of external executive recruitment."

The stock option plan gives the corporation a competitive advantage in this respect, particularly in the strategically important United States market. Following its listing on the New York Stock Exchange, Schering can now offer this form of remuneration, which is quite common in the US, to more top American performers than was previously possible.

The possible gain for the program's participants depends directly on how well Schering's stock performs. Top executives will be able to buy shares at the issue price after the waiting period of three years, but only if the share price has, in the meantime, risen by at least 30 per cent compared to the issue price - or if it has outperformed the MSCI Pharma and Biotech Index. Furthermore, top executives will have to make a substantial investment of their own of between EUR 20,000 and EUR 120,000 in order to qualify for the program. Key managers will have the option of buying company shares (after the three-year waiting period) at a price that is 10 per cent above the market price on the issue date.
In order to make it possible to finance the option plan by issuing new shares, the Annual General Meeting of Shareholders passed a resolution on April 26, 2001, authorizing a conditional EUR 5 million increase in the capital stock.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, May 28, 2001
Schering AG
Corporate Communication
For further information please contact:

Robert Ungnad - Personnel Communication:
tel.: +49-30-468 15942;
fax: +49-30-468 95942;
email: robert.ungnad@schering.de

Oliver Renner - Business and Finance Communication:
tel.: +49-30-468 124 31;
fax: +49-30-468 166 46;
email: oliver.renner@schering.de

Peter Vogt - Investor Relations:
tel.: +49-30-468 128 38;
fax: +49-30-468 166 46;
email: peter.vogt@schering.de